UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Capital Increase of Eleven Street Co., Ltd.

On September 7, 2018, the board of directors of Eleven Street Co., Ltd. (the “Subsidiary”), a subsidiary of SK Telecom Co., Ltd. (the “Company”), approved a capital increase through a third-party allotment to Nile Holdings Co., Ltd. (the “Capital Increase”).

I. Details of Capital Increase

Subsidiary Company		Eleven Street Co., Ltd.

1. Type and Number of New Shares	Common Shares	—
	Class Shares	1,863,093

2. Par Value per Share (Won)		500

3. Number of Issued and Outstanding Shares before Capital Increase	Common Shares	8,383,931
	Class Shares	—

4. Use of Proceeds	Facility Funds (Won)	—
	Operating Funds (Won)	500,000,131,503
	Funds for Acquisition of Securities of Other Companies (Won)	—
	Other (Won)	—

5. Method of Capital Increase		Third-Party Allotment

6. Issue Price of New Shares	Common Shares (Won)	—
	Class Shares (Won)	268,371

7. Discount or Premium over Base Share Price (%)		—

8. Basis for Third-Party Allotment in Articles of Incorporation		Article 11(3)

9. Payment Date		September 28, 2018

10. Record Date for Dividend Payout of New Shares		September 1, 2018

11. Scheduled Delivery Date of New Shares		September 29, 2018

12. Matters Related to Contribution-in-kind		Not applicable

13. Date of Resolution by the Board of Directors		September 7, 2018

- Attendance of Outside Directors	Present	—
	Absent	—

- Attendance of Auditors (Non-Outside Director Members of Audit Committee)		Absent

14. Submission of Registration Statement		Yes

15. Reason for Submission Exemption		—

16. Report to the Korea Fair Trade Commission		Yes

- “Scheduled Delivery Date of New Shares” in Item 11 above refers to the effective date of the new shares (the day after Payment Date), as the Company will not issue any physical shares.
- “Payment Date” in Item 9 above remains subject to change depending on the progress for the Capital Increase.
17. Other Matters Relating to Investment Decision		- Total Assets of Subsidiary and Consolidated Total Assets of Company in “III. Matters Related to Subsidiary” below are as of March 31, 2018.
- Other matters related to the Capital Increase that have not been determined by the board of directors will be delegated to the representative director.
Related Disclosure: Report on Decision on Spin-Off dated June 19, 2018

II. Details of Third-Party Allotment

Recipient of Third-Party Allotment	Nile Holdings Co., Ltd.

Relationship to the Company or Largest Shareholder	Other

Reason for Selection	Financing of necessary funds for achieving the company’s management goals

Transaction History or Plans within 6 Months of Decision on Capital Increase	None

III. Matters Related to Subsidiary

Name of Subsidiary	Eleven Street Co., Ltd.

- Representative	Sang Ho Lee

- Principal Business	E-commerce and Internet-related businesses

- Material Subsidiary	No

Total Assets of Subsidiary (Won)	582,805,659,690

Consolidated Total Assets of Company (Won)	36,134,388,043,098

Ratio of Total Assets of Subsidiary to Consolidated Total Assets of Company (%)	1.61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name: Jung Hwan Choi
Title: Senior Vice President

Date: September 7, 2018

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